                                                                      EXHIBIT 22



                                                        Electro Rent Corporation

FINANCIAL HIGHLIGHTS 1998



                                                                           May 31,
                                                 ------------------------------------------------------------
(in thousands, except per share information)       1998         1997         1996         1995         1994
=============================================================================================================

Revenues                                         $255,505     $150,500     $141,137     $121,354     $111,458
Costs of revenues and depreciation                122,080       66,433       64,600       57,759       56,190
Selling, administrative and general expenses       69,099       42,439       37,792       36,907       33,902
Interest                                            9,506          829        2,230        2,457        1,870
                                                 ------------------------------------------------------------
Income before income taxes                         54,820       40,799       36,515       24,231       19,496
Income taxes                                       22,476       16,726       14,872        9,667        7,896
                                                 ------------------------------------------------------------
Net income                                       $ 32,344     $ 24,073     $ 21,643     $ 14,564     $ 11,600
                                                 ============================================================

Earnings per share:
   Basic                                         $   1.33     $   1.01     $    .91     $    .62     $    .49
   Diluted                                       $   1.29     $    .97     $    .88     $    .60     $    .48
Shares used in per share calculation:
   Basic                                           24,305       23,952       23,680       23,539       23,501
   Diluted                                         25,141       24,868       24,708       24,348       24,019

Total assets                                     $457,896     $188,213     $171,428     $162,909     $135,048
Bank borrowings                                  $226,900     $  4,200     $ 16,800     $ 36,100     $ 25,900
Shareholders' equity                             $172,009     $139,220     $114,623     $ 92,188     $ 77,532
Shareholders' equity per common share            $   7.04     $   5.79     $   4.81     $   3.92     $   3.30

                                                        Electro Rent Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS



Liquidity and Capital Resources

The Company's business is capital intensive, with substantial capital expenditures required to maintain the equipment pool. Electro Rent's rental and lease equipment portfolio totaled $468,469,000, at acquisition cost, at May 31, 1998 as compared with $266,624,000 at May 31, 1997. The increase in rental and lease equipment primarily resulted from the acquisition of GE Capital Technology Management Services (TMS) on November 14, 1997, and a higher level of purchases, partially offset by sales and the retirement of fully depreciated and obsolete equipment. During the three years ended May 31, 1998, the Company made payments for equipment purchases totaling $203,589,000, excluding the acquired TMS equipment of $193,168,000 resulting in a net increase in the equipment portfolio at acquisition cost of $240,653,000 for the three-year period. The Company has three principal sources of liquidity: cash flows provided by operating activities, proceeds from the sale of equipment from its portfolio, and external funds, historically provided by bank borrowings. As the following table illustrates, cash flows from operating activities and proceeds from the sale of equipment have been more than sufficient to fund the Company's operations.

                                                                                                 Three Years Ended
                                                            ------------------------------------------------------
(in thousands)                                                1996           1997           1998      May 31, 1998
==================================================================================================================
Cash flows from operating activities(1)                     $  58,104      $  68,749      $  68,505      $ 195,358
Proceeds from sale of equipment                                18,543         18,424         32,262         69,229
Payments for equipment purchases                              (53,648)       (73,014)       (76,927)      (203,589)
Net increase (decrease) in bank borrowings(2)                 (19,300)       (12,600)       222,700        190,800
Net increase in equipment portfolio at acquisition cost        13,616         25,192        201,845        240,653

(1) For the components of cash flows from operating activities, see the Consolidated Statements of Cash Flows.

(2) Includes $240.8 million initial purchase price payment for TMS made on November 14, 1997.

As indicated by the table, cash flows from operating activities and proceeds from sale of equipment provided 130% of the funds required for equipment purchased during the three-year period. Rental and lease revenues have been significantly supplemented as a source of cash flow by proceeds from the sale of equipment from Electro Rent's portfolio. Management believes that cash flows from operating activities, proceeds from the sale of equipment and its borrowing capacity (see Note 2 of Notes to Consolidated Financial Statements) will be sufficient to fund the Company's operations. Additionally, the Company believes that it currently has moderate leverage ratios for a firm in the rental and leasing business.

The market for test and measurement equipment and personal computers declined during fiscal 1998. Although expenditures for equipment increased for the year, in relation to the larger equipment portfolio after the TMS acquisition, expenditures have decreased and are expected to continue at a lower level. Because of projected lower levels of future expenditures for rental equipment, bank borrowings are likely to continue declining at a significant rate.

Inflation generally has favorably influenced the Company's results of operations by enhancing the sale prices of its used equipment. Lower inflation rates and newer, less expensive equipment with similar or better specifications could result, over a period of several years, in lower relative prices for used electronic equipment with a negative impact on margins and earnings. Prices of new and used electronic test equipment have not consistently followed the overall inflation rate. Prices of new and used personal computers and workstations have consistently declined for the past three years. Because management is unable to predict the advances in technology and the rate of inflation for the next several years, it is not possible to estimate the impact of these factors on the Company's earnings.

Fiscal 1998 Compared with Fiscal 1997

Total revenues for the year ended May 31, 1998 increased 70% to $255.5 million from $150.5 million, reflecting the acquisition of TMS on November 14, 1997. Rental revenues increased 41% to $154.2 million, lease revenues increased 221% to $64.1 million and sales of equipment and other revenues increased 75% to $37.2 million. It is not possible to accurately determine the effects of the TMS acquisition on revenues because of the almost immediate integration of all TMS operations. Partially offsetting the additional revenue base initially provided by the TMS acquisition were the effects of a significant number of acquired rental contracts disputed by TMS customers, higher than expected attrition of TMS customers and a generally weak market in the last half of the fiscal year. Softness in the test and measurement equipment rental business appears to result from continuing defense industry consolidation, cautious capital spending budgets, and pressure related to the worldwide uncertainty created by the crisis in Asia. Weakness in the personal computer rental business stems from greater fluctuation in manufacturers' prices and price points than usual.

Depreciation of equipment increased from 36% of rental and lease revenues in fiscal 1997 to 39% of rental and lease revenues in fiscal 1998. This increase is primarily due to lower equipment utilization since the TMS acquisition and an increased proportion of lower yield personal computer operating leases in the acquired TMS equipment pool.

Costs of revenues other than depreciation includes cost of equipment sales and equipment parts and repair expenses. Cost of equipment sales increased from 71% of equipment sales in fiscal 1997 to 77% of equipment sales in fiscal 1998. This increase is primarily attributable to a weak market and an increased proportion of personal computer sales. Equipment parts and repair expenses decreased from 5% of rental and lease revenues in fiscal 1997 to 4.3% of rental and lease revenues in fiscal 1998, primarily due to declining PC parts prices and increased bundling of PC parts in the platforms by manufacturers.

Selling, general and administrative expenses totaled $69.1 million or 27% of total revenues for fiscal 1998 as compared to $42.4 million or 28% of total revenues for fiscal 1997. This decrease reflects cost savings resulting from the integration of TMS, including the elimination of redundant functions and facilities.

As a result of the changes in revenues, operating costs and expenses discussed above, operating earnings were $64.3 million or 25% of total revenues in fiscal 1998 compared to $41.6 million or 28% of total revenues in fiscal 1997.

Interest expense increased to $9.5 million in fiscal 1998 from $.8 million in fiscal 1997. The increase is a result of additional bank borrowings used to finance the TMS acquisition.

Fiscal 1997 Compared with Fiscal 1996

Total revenues for the year ended May 31, 1997 increased 7% to $150.5 million from $141.1 million, reflecting continued improvement in rentals and leases, as sales remained stable. Rental revenues increased 5% to $109.2 million, primarily as a result of business expansion in personal computers, including the effect of purchasing LDI Computer Rentals in March 1996. Lease revenues increased 31% to $20.0 million in fiscal 1997 primarily due to continued demand for personal computer operating leases which provide large companies flexibility in responding to obsolescence risk. Sales of equipment and other revenues decreased slightly to $21.3 million.

Depreciation of equipment was 36% of rental and lease revenues in fiscal 1996 and fiscal 1997. This was attributable to a consistent high utilization and mix of the equipment pool.

Costs of revenues other than depreciation includes cost of equipment sales and equipment parts and repair expenses. Cost of equipment sales increased from 70% of equipment sales in fiscal 1996 to 71% of equipment sales in fiscal 1997. This increase was primarily attributable to an increased proportion of personal computer sales which provide lower margins. Equipment parts and repair expenses decreased from 7.2% of rental and lease revenues in fiscal 1996 to 5% of rental and lease revenues in fiscal 1997, primarily due to declining PC parts prices and increased bundling of PC parts in the platforms by manufacturers.

Selling, general and administrative expenses totaled $42.4 million or 28% of total revenues for fiscal 1997 as compared to $37.8 million or 27% of total revenues for fiscal 1996. This increase resulted from a need to build depth in the organization.

As a result of the changes in revenues, operating costs and expenses discussed above, operating earnings were $41.6 million or 28% of total revenues in fiscal 1997 compared to $38.7 million or 27% of total revenues in fiscal 1996.

Interest expense decreased to $.8 million in fiscal 1997 from $2.2 million in fiscal 1996. The decrease resulted from a reduction in bank borrowings due to strong cash flows.

Year 2000

The Company has implemented a program to attempt to assess, remediate and mitigate the potential impact of the "Year 2000" problem throughout the Company. A "Year 2000" problem will occur where date-sensitive software uses two digit year date fields, sorting the year 2000 ("00") before the year 1999 ("99"). The Year 2000 problem can arise in software, technology equipment, or any other equipment or process that uses embedded software, resulting in data corruption and processing errors.

The Company's program has been structured to address its internal computer systems and applications, facilities, equipment portfolio, and continuity and network services operations. In addition, the Company is attempting to monitor the Year 2000 compliance status of its vendors, suppliers and service providers.

Management believes that Electro Rent's systems will be substantially Year 2000 ready prior to the commencement of the year 2000. The Company should not have material business risk or costs from such Year 2000 issues provided the Company's suppliers, vendors, service providers and customers, over which the Company has no control, successfully address their own Year 2000 issues. The Company will attempt to assess and monitor its suppliers, vendors, service providers and customers Year 2000 remediation efforts.

                                                        Electro Rent Corporation

CONSOLIDATED STATEMENTS OF INCOME



                                                            Year Ended May 31,
                                                   ----------------------------------
(in thousands, except per share information)         1998         1997         1996
=====================================================================================
Revenues:
  Rentals and leases                               $218,289     $129,181     $119,495
  Sales of equipment and other revenues              37,216       21,319       21,642
                                                   ----------------------------------
     Total revenues                                 255,505      150,500      141,137
                                                   ----------------------------------
Costs and expenses:
  Depreciation of equipment                          85,232       46,342       43,510
  Costs of revenues other than depreciation          36,848       20,091       21,090
  Selling, administrative and general expenses       69,099       42,439       37,792
  Interest                                            9,506          829        2,230
                                                   ----------------------------------
     Total costs and expenses                       200,685      109,701      104,622
                                                   ----------------------------------
Income before income taxes                           54,820       40,799       36,515
Income taxes                                         22,476       16,726       14,872
                                                   ----------------------------------
Net income                                         $ 32,344     $ 24,073     $ 21,643
                                                   ==================================

Earnings per share:
  Basic                                            $   1.33     $   1.01     $   0.91
  Diluted                                          $   1.29     $   0.97     $   0.88
Shares used in per share calculation:
  Basic                                              24,305       23,952       23,680
  Diluted                                            25,141       24,868       24,708



The accompanying notes are an integral part of these financial statements.

                                                        Electro Rent Corporation

CONSOLIDATED BALANCE SHEETS



                                                                                                  May 31,
                                                                                            ---------------------
(in thousands, except share information)                                                     1998         1997
=================================================================================================================
Assets
  Cash                                                                                      $  2,281     $  2,207
  Accounts receivable, net of allowance for doubtful accounts of $4,715 and $1,773            66,518       19,968
  Rental and lease equipment, net of accumulated depreciation of $175,421 and $127,247       293,048      139,377
  Other property, net of accumulated depreciation and amortization of $8,822 and $6,630       25,867       19,438
  Goodwill and intangibles, net of amortization of $6,090 and $5,282                          63,346        4,526
  Other                                                                                        6,836        2,697
                                                                                            ---------------------
                                                                                            $457,896     $188,213
                                                                                            =====================

Liabilities and Shareholders' Equity
Liabilities:
  Bank borrowings                                                                           $226,900     $  4,200
  Accounts payable                                                                            20,733       20,096
  Accrued expenses                                                                            21,749       11,001
  Deferred income taxes                                                                       16,505       13,696
                                                                                            ---------------------
     Total liabilities                                                                       285,887       48,993
                                                                                            ---------------------
Commitments and contingencies
Shareholders' equity
  Preferred stock, $1 par -- shares authorized 1,000,000; none issued                             --           --
  Common stock, no par -- shares authorized 40,000,000; issued and outstanding:
     1998-- 24,416,424; 1997-- 24,070,992                                                     10,410        9,965
  Retained earnings                                                                          161,599      129,255
                                                                                            ---------------------
     Total shareholders' equity                                                              172,009      139,220
                                                                                            ---------------------
                                                                                            $457,896     $188,213
                                                                                            =====================



The accompanying notes are an integral part of these financial statements.

                                                        Electro Rent Corporation

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY



                                                                    Three Years Ended May 31, 1998
                                                    -------------------------------------------------------------
                                                            Common Stock
                                                    --------------------------                         Cumulative
                                                     Number                           Retained         Translation
(in thousands)                                      of Shares         Amount          Earnings          Adjustment
==================================================================================================================
Balance, May 31, 1995                                  23,548        $   8,597        $  83,543         $      48
  Exercise of stock options                               296              844               --                --
  Repurchase of common stock                               --               --               (4)               --
  Net income for the year ended May 31, 1996               --               --           21,643                --
  Translation adjustment                                   --               --               --               (48)
                                                    -------------------------------------------------------------
Balance, May 31, 1996                                  23,844            9,441          105,182                --
  Exercise of stock options                               226              524               --                --
  Net income for the year ended May 31, 1997               --               --           24,073                --
                                                    -------------------------------------------------------------
Balance, May 31, 1997                                  24,070            9,965          129,255                --
  Exercise of stock options, net                          346              445               --                --
  Net income for the year ended May 31, 1998               --               --           32,344                --
                                                    -------------------------------------------------------------
Balance, May 31, 1998                                  24,416        $  10,410        $ 161,599         $      --
                                                    =============================================================



The accompanying notes are an integral part of these financial statements.

                                                        Electro Rent Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                                 Year Ended May 31,
                                                                                       -------------------------------------
(in thousands)                                                                            1998          1997          1996
============================================================================================================================
Cash flows from operating activities:
  Net income                                                                           $  32,344     $  24,073     $  21,643
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization                                                        88,278        47,824        44,891
     Provision for losses on accounts receivable                                           3,111           717           682
     Gain on sale of equipment                                                            (7,503)       (5,350)       (5,526)
     Change in operating assets and liabilities:
       Increase in accounts receivable                                                   (47,744)          (87)       (2,935)
       Decrease in other assets                                                            1,657           357           122
       Increase (decrease) in accounts payable                                            (9,141)           90        (1,558)
       Increase (decrease) in accrued expenses                                             4,091          (875)        1,066
       Increase (decrease) in deferred income taxes                                        2,809         2,000          (281)
                                                                                       -------------------------------------
       Net cash provided by operating activities                                          67,902        68,749        58,104
                                                                                       -------------------------------------
Cash flows from investing activities:
  Proceeds from sale of equipment                                                         32,262        18,424        18,543
  Payments for acquisitions of businesses, net of cash acquired                         (244,500)           --        (1,881)
  Payments for purchase of rental and lease equipment                                    (76,927)      (73,014)      (53,648)
  Payments for purchase of other property                                                 (1,808)       (1,270)       (1,648)
                                                                                       -------------------------------------
       Net cash used in investing activities                                            (290,973)      (55,860)      (38,634)
                                                                                       -------------------------------------
Cash flows from financing activities:
  Increase (decrease) in bank borrowings                                                 222,700       (12,600)      (19,300)
  Proceeds from issuance of common stock                                                     445           524           844
  Payments for repurchase of common stock                                                     --            --            (4)
                                                                                       -------------------------------------
       Net cash provided by (used in) financing activities                               223,145       (12,076)      (18,460)
                                                                                       -------------------------------------
Effect of exchange rate on cash                                                               --            --           (48)
                                                                                       -------------------------------------
Net increase in cash                                                                          74           813           962
Cash at beginning of year                                                                  2,207         1,394           432
                                                                                       -------------------------------------
Cash at end of year                                                                    $   2,281     $   2,207     $   1,394
                                                                                       =====================================



The accompanying notes are an integral part of these financial statements.

                                                        Electro Rent Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



--------------------------------------------------------------------------------

Note 1: Summary of Significant Accounting Policies

Business and Organization:

Electro Rent Corporation primarily engages in the short-term rental and the lease of state-of-the-art electronic equipment. The Company maintains an equipment portfolio composed primarily of general purpose test and measurement instruments, workstations, personal computers and data communication equipment purchased from leading manufacturers. Another aspect of the Company's business is the sale of equipment after its utilization for rental or lease. The Company's customers are primarily located in the United States and operate in various industry segments including aerospace and defense, telecommunications, consulting and computer technology. During fiscal 1998, 1997 and 1996 no customer accounted for more than 10% of total revenues.

Basis of Presentation:

The consolidated financial statements include Electro Rent Corporation and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated. Certain reclassifications have been made to make information comparable between years.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Rental and Lease Equipment and Other Property:

Assets are stated at cost. Upon retirement or disposal of assets, the cost and the related allowance for depreciation or amortization are eliminated from the accounts and any gain or loss is recognized. Depreciation and amortization of rental and lease equipment and other property is computed by the straight-line and sum-of-the-years'-digits methods over the estimated useful lives of the respective equipment. New rental and lease equipment is depreciated over three to seven years, and used equipment, over two to six years depending on the type of equipment. Maintenance and repairs are expensed as incurred.

Capital Leases:

The Company has certain customer leases providing bargain purchase options, which are accounted for as sales-type leases. At May 31, 1998 and 1997 investment in sales-type leases of $1,431,000 and $667,000 net of deferred interest of $82,000 and $44,000 is included in other assets. Interest income is recognized over the life of the lease using the interest method.

Fair Value of Financial Instruments:

The carrying amount of cash and accounts receivable approximates fair value due to the short maturity of these instruments. Bank borrowings bear interest at rates that approximate the current market interest rates for similar instruments and, accordingly, the carrying value approximates fair value.

Cash Flow:

Supplemental disclosures of cash paid during the year for:

                                     -------------------------------------------
(in thousands)                        1998              1997              1996
================================================================================
Interest                             $ 7,644           $   851           $ 2,275
Income taxes                          21,887            15,764            13,640

Supplemental schedule of non-cash investing and financing activities: The Company acquired equipment of $19,231,000, 19,405,000 and $15,832,000 at May 31,
1998, 1997 and 1996, respectively, which was paid for during the subsequent year.

Earnings per Share:

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share," ("EPS") at May 31, 1998, which requires the Company to report basic and diluted EPS. Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding for the year. Diluted EPS reflects the potential dilution that could occur if the Company's common stock options were exercised or issued as of the earlier of the beginning of each year or the date of issuance. Prior years' average shares have been restated to give effect to the two-for-one stock split effected in the form of a 100% stock dividend payable on May 12, 1998 to shareholders of record on April 30, 1998.

New Accounting Pronouncements:

During 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which requires companies to report financial and descriptive information about its reportable operating segments in the interim and annual financial statements. It is effective for annual periods beginning after December 15, 1997 and will be adopted by the Company in fiscal 1999. It is not expected that the adoption of this standard will have an impact on the consolidated financial statements.

During 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which requires companies to report all changes in equity during a period, except those resulting from investment by owners and distribution to owners, in a financial statement for the period in which they are recognized. This standard is effective for periods beginning after December 15, 1997 and will be adopted by the Company in fiscal 1999. It is not expected that the adoption of this standard will have an impact on the consolidated financial statements nor require additional footnote disclosure since the Company currently does not have any non-owner changes in equity.

During 1997, the FASB issued SFAS No. 129, "Disclosure of Information about Capital Structure," which requires additional disclosure regarding a company's capital structure. This standard was adopted in fiscal 1998 and had no impact on the consolidated financial statements.

During 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and for Hedging Activities," which establishes new standards for reporting derivative and hedging information. The standard is effective for periods beginning after June 15, 1999 and will be adopted by the Company in fiscal 2001. It is not expected that the adoption of this standard will have an impact on the consolidated financial statements nor require additional footnote disclosure since the Company does not currently utilize derivative instruments or participate in structured hedging activities.

--------------------------------------------------------------------------------

Note 2: Borrowings

On November 14, 1997, in connection with the acquisition of the net tangible assets of GE Capital Technology Management Services, the Company obtained a $330,000,000 unsecured revolving line of credit with a syndicate of twenty-one banks which expires on November 14, 2000. The agreement calls for mandatory reductions of the line of credit of $10,000,000 on May 31, 1998, $10,000,000 on November 30, 1998 and $20,000,000 on May 31, 1999, and allows for voluntary reductions. At May 31, 1998, the line of credit had been reduced to $280,000,000. Interest under the line of credit is determined at the time of borrowing and, at the Company's option, can be based on a base rate, LIBOR or other variable rates. The line of credit requires the payment of a facility fee, and includes requirements regarding the level of the Company's tangible net worth, interest coverage ratios and leverage ratios. The Company was in compliance with these covenants at May 31, 1998. At May 31, 1998, $226,900,000 was outstanding under this line. The weighted average interest rate under this line was 6.3% at May 31, 1998. Weighted average borrowing for the period ended May 31, 1998 was $241,840,000 with an average interest rate of 6.3%.

The Company had a financing agreement with a bank which provided for a $22,000,000 unsecured line of credit which was terminated on November 14, 1997. The agreement required a commitment fee based on the unused balance, and included requirements regarding the level of the Company's tangible net worth, debt coverage ratios and debt-to-equity ratios. The outstanding balance under this committed line of credit was $200,000 at May 31, 1997.

The Company had established additional unsecured borrowing arrangements with various banks which also were terminated on November 14, 1997. There was $4,000,000 outstanding under these uncommitted arrangements at May 31, 1997, with maturities ranging from 1 to 15 days at varying interest rates depending on the bank and term. The weighted average interest rate under these unsecured lines was 5.78% at May 31, 1997. Weighted average borrowings for the years ended May 31, 1998 and 1997 were $7,880,000 and $10,425,000 with average interest rates of 6.6% and 6.8%, respectively.

--------------------------------------------------------------------------------

Note 3: Income Taxes

The Company accounts for income taxes in accordance with FASB Statement No.109. The provision for income taxes consists of the following:

                                   --------------------------------------------
(in thousands)                       1998              1997              1996
===============================================================================
Currently payable
  Federal                          $ 16,789          $ 13,241          $ 12,017
  State                               2,878             2,270             3,304

Deferred
  Federal                             2,398             1,037              (281)
  State                                 411               178              (168)
                                   --------------------------------------------
                                   $ 22,476          $ 16,726          $ 14,872
                                   ============================================

A reconciliation of the statutory federal income tax rate to the effective tax rate is as follows:

                                           ------------------------------------
                                            1998           1997           1996
===============================================================================
Statutory federal rate                       35.0%          35.0%          35.0%
State taxes, net of federal benefit           5.5            5.5            5.5
Other-- net                                   0.5            0.5            0.2
                                           ------------------------------------
Effective tax rate                           41.0%          41.0%          40.7%
                                           ====================================

The tax effects of temporary differences that give rise to significant portions of the net deferred tax liabilities at May 31, 1998 and 1997 are as follows:

                                                    ---------------------------
(in thousands)                                        1998               1997
===============================================================================
Deferred tax assets:
  Allowance for doubtful accounts                   $  1,935           $    728
  Net operating loss carryforwards                     1,144              1,275
  Finance lease income                                   177                391
  Other                                                  262                222
                                                    ---------------------------
                                                       3,518              2,616
                                                    ---------------------------
Deferred tax liabilities:
  Accumulated depreciation                           (15,247)           (13,251)
  Deferred revenue                                    (2,029)              (977)
  Other                                               (2,747)            (2,084)
                                                    ---------------------------
                                                     (20,023)           (16,312)
                                                    ---------------------------
     Net deferred tax liabilities                   $(16,505)          $(13,696)
                                                    ===========================


Net operating loss carryforwards for federal income tax reporting purposes approximate $3,267,000 at May 31, 1998 and are available for use against taxable income through 2006. The utilization of operating loss carryforwards is limited to $355,000 per year for federal income tax reporting purposes.

--------------------------------------------------------------------------------

Note 4: Computation of Earnings per Share

Following is a reconciliation of the numerator and denominator used in the computation of basic and diluted EPS:

                                                                             ----------------------------------------
(in thousands, except per share data)                                          1998            1997            1996
=====================================================================================================================
Denominator:
  Denominator for basic earnings per share -- weighted average common
     shares outstanding                                                        24,305          23,952          23,680
  Effect of dilutive securities-- stock options                                   836             916           1,028
                                                                             ----------------------------------------
  Denominator for diluted earnings per share                                   25,141          24,868          24,708
                                                                             ========================================

Net income                                                                   $ 32,344        $ 24,073        $ 21,643
                                                                             ========================================

Earnings per share:
  Basic                                                                      $   1.33        $   1.01        $   0.91
                                                                             ========================================

  Diluted                                                                    $   1.29        $   0.97        $   0.88
                                                                             ========================================

--------------------------------------------------------------------------------

Note 5: Rentals Under Noncancellable Operating Leases

In addition to short-term rentals, equipment is leased to customers under various operating leases that expire over the next three years. These leases provide the lessee with the option of renewing the agreement for periods of up to twelve months or purchasing the equipment at fair market value at the end of the initial or renewal term.

The Company's cost of equipment under operating leases at May 31, 1998, with remaining noncancellable lease terms of more than one year, is $83,179,000 before accumulated depreciation of $16,725,000 for a net book value of $66,454,000.

A schedule of minimum future rentals to be received on noncancellable operating leases with remaining lease terms of more than one year as of May 31, 1998 is as follows:

(in thousands)
================================================================================
1999                                                                     $52,897
2000                                                                      32,667
2001                                                                       5,368
                                                                         -------
                                                                         $90,932
                                                                         =======

--------------------------------------------------------------------------------

Note 6: Other Property

Other property, at cost, consists of the following:

                                                        -------------------------
(in thousands)                                            1998             1997
=================================================================================
Land                                                    $  6,017         $  6,017
Buildings                                                 14,304           14,146
Furniture and other equipment                             11,210            5,388
Leasehold improvements                                     3,158              517
                                                        -------------------------
                                                          34,689           26,068
Less - accumulated depreciation and amortization          (8,822)          (6,630)
                                                        -------------------------
                                                        $ 25,867         $ 19,438
                                                        =========================

--------------------------------------------------------------------------------

Note 7: Acquisitions

On November 14, 1997, the Company acquired the computer and test and measurement rental business of GE Capital Technology Management Services (TMS), a business engaged in renting, leasing and selling computers, workstations and general purpose test and measurement equipment. TMS's finance leasing business was not purchased. The initial purchase price based on TMS's estimated net tangible assets at November 14, 1997, was $240.8 million, payable in cash. The final purchase price is currently under negotiation with TMS as provided for in the acquisition agreement. Financing for the transaction was achieved through short-term borrowings under a new $330 million reducing revolving credit facility dated as of November 14, 1997.

The acquisition has been accounted for by the purchase method and, accordingly, the results of operations of TMS have been included with those of the Company since the date of acquisition. The purchase price has been allocated to assets and liabilities based on preliminary estimates of fair value as of the date of acquisition. The final allocation of the purchase price will be determined when purchase price negotiations, appraisals and other studies are completed. As part of the purchase price allocation, the Company recorded in goodwill a reserve for estimated costs to be incurred in the consolidation of duplicate TMS facilities and termination of employment of certain members of the TMS management and staff who will not be replaced. Based on the allocation of the purchase price over the net assets acquired, goodwill of approximately $59,628,000 was recorded. Such goodwill is being amortized on a straight-line basis over 40 years.

The following unaudited pro forma financial information combines the consolidated results of operations of the Company and TMS as if the acquisition had occurred at the beginning of the respective fiscal years after giving effect to certain adjustments, including amortization of goodwill, depreciation charges, estimated changes in interest expense due to acquisition debt, and related income tax effects. The pro forma results have been prepared for comparative purposes only and do not purport to indicate the results of operations which would actually have occurred had the combination been in effect on the dates indicated, or which may occur in the future. Furthermore, no effect has been given in the pro forma information for operating and synergistic benefits that may be realized through the combination of the businesses.

                                                         ------------------------
(in thousands, except per share data) (unaudited)          1998            1997
=================================================================================
Net revenues                                             $366,362        $393,170
Net income                                               $ 36,821        $ 34,197
Earnings per share:
  Basic                                                  $   1.51        $   1.43
  Diluted                                                $   1.46        $   1.38
Shares used in per share calculation:
  Basic                                                    24,305          23,952
  Diluted                                                  25,141          24,868

--------------------------------------------------------------------------------

Note 8: Commitments

The Company leases certain facilities under various operating leases. Most of the lease agreements provide the Company with the option of renewing its lease at the end of the initial lease term, at the fair rental value, for periods of up to five years. In most cases, management expects that in the normal course of business facility leases will be renewed or replaced by other leases.

Minimum payments under these leases, exclusive of property taxes and insurance, are as follows:

(in thousands)
================================================================================
1999                                                                      $2,476
2000                                                                       1,670
2001                                                                       1,239
2002                                                                         910
2003                                                                         499
                                                                          ------
                                                                          $6,794
                                                                          ======

Rent expense was $2,404,670, $1,285,000 and $1,037,000 in 1998, 1997 and 1996,
respectively.

During 1998, the Company sold its interest in Nippon Electro Rent (NER) to another joint venture partner and eliminated its guarantee of NER bank borrowings. At May 31, 1997, the Company's guarantee was $1,875,000 at the exchange rate in effect on that date.

--------------------------------------------------------------------------------

Note 9: Stock Option Plans

The Company has Stock Option Plans (the "Plans") which authorize the Board of Directors to grant options for not more than 2,117,500 shares of the Company's common stock, of which 137,936 were available for future grants at May 31, 1998. The Plans provide for both incentive stock options, which may be granted only to employees, and nonstatutory stock options, which may be granted to directors and consultants who are not employees. Pursuant to the Plans, options have been granted to directors, officers and key employees at prices not less than 100% of the fair market value at the date of grant. Options are exercisable at various dates over a ten-year period from the date of grant or a five-year period in the case of an employee who is also a 10% stockholder. The Plans provide for a variety of vesting dates with the majority of the options vesting at a rate of 25% per year over a period of four years from the date of grant. All outstanding options expire at dates ranging from October 2001 to March 2008. The following table summarizes certain information relative to options for common stock after adjustment for stock splits.

                                               1998                          1997                            1996
                                   -----------------------------  -----------------------------  -----------------------------
                                                Weighted Average               Weighted Average               Weighted Average
                                     Shares      Exercise Price     Shares      Exercise Price     Shares      Exercise Price
==============================================================================================================================
Options outstanding, beginning
  of year                           1,299,974      $     4.37      1,414,620      $     3.42      1,549,316      $     2.78
     Granted                          454,578           14.91        117,674           11.93        160,230            8.57
     Exercised                       (384,672)           2.76       (227,844)           2.32       (291,550)           2.84
     Forfeited                             --              --         (4,476)           2.65         (3,376)           3.42
                                   ----------------------------------------------------------------------------------------
Options outstanding, end
  of year                           1,369,880      $     8.32      1,299,974      $     4.38      1,414,620      $     3.42
                                   ========================================================================================

Options exercisable at end
  of year                             756,438      $     3.98      1,050,680      $     3.08      1,113,764      $     2.68
Weighted-average fair value of
  options granted during year                      $     7.62                     $     5.88                     $     3.99

The following summarizes information regarding stock options outstanding at May 31, 1998:

                                                   Options Outstanding                                   Options Exercisable
                                 ---------------------------------------------------------      ------------------------------------
                                                    Weighted Average
                                     Number             Remaining          Weighted Average       Number            Weighted Average
Range of Exercise Prices           Outstanding       Contractual Life       Exercise Price       Exercisable         Exercise Price
====================================================================================================================================
$ 2.65 - $ 4.36                          645,124                  3.9      $          3.00              645,124      $          3.00
$ 8.56 - $12.13                          279,256                  7.6                 9.99              111,314                 9.63
$13.88 - $20.50                          445,500                  9.4                14.97                   --                   --
                                 ---------------------------------------------------------------------------------------------------
                                       1,369,880                  6.4      $          8.32              756,438      $          3.98
                                 ===================================================================================================

Pro Forma Information

The Company applies the intrinsic-value-based method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for employee stock options. Accordingly, compensation expense is recognized only when options are granted with a discounted exercise price. Any such compensation expense is recognized ratably over the associated service period, which is generally the option vesting term.

Pro forma net earnings and earnings per share information, as required by Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," has been determined as if the Company had accounted for employee stock options under SFAS 123's fair value method. The fair value of these options was estimated at grant date using the Black-Scholes option pricing model with the following weighted-average assumptions for fiscal 1998, 1997 and 1996, respectively: risk-free interest rates of 5.9, 6.3 and 5.8 percent; dividend yield of 0 percent; expected option life of 6.6, 6.0 and 5.7 years; and volatility of 41.4, 39.8 and 39.0 percent.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the 4-year average vesting period of the options. The Company's pro forma net earnings for 1998, 1997 and 1996 were $31,583,000, $23,849,000 and $21,568,000, pro forma basic earnings per share were $1.30, $1.00 and $.91, respectively, and pro forma diluted earnings per share were $1.26, $.96 and $.88, respectively. These pro forma amounts include amortized fair values attributable to options granted after May 31, 1996 only, and therefore are not representative of future pro forma amounts.

--------------------------------------------------------------------------------

Note 10: Savings Plan and Employee Stock Ownership Plan

The Company maintains a Savings Plan (401(k)) and a frozen Employee Stock Ownership Plan (ESOP). Employees become eligible to participate in the 401(k) after one year of employment. The Company has the option to match contributions of participants at a rate management determines each year. For participants with three or more years of service, the Company also may elect to make additional discretionary matching contributions in excess of the rate elected for participants with less than three years of service.

The Board of Directors determines the amount to be contributed annually to the 401(k) in cash, provided that such contributions shall not exceed the amount deductible for federal income tax purposes. Cash contributions to the 401(k) of $713,000, $503,000, and $495,000, were made for 1998, 1997 and 1996, respectively.

--------------------------------------------------------------------------------

Note 11: Quarterly Information (Unaudited)

Quarterly information is as follows:

                                                                                                       Earnings Per Share
                                                      Total         Income                          ------------------------
(in thousands, except per share information)        Revenues      Before Taxes     Net Income        Basic          Diluted
============================================================================================================================
Fiscal Year 1998
  First Quarter                                     $ 38,917        $ 11,824        $  6,977        $   0.29        $   0.28
  Second Quarter                                      50,476          12,262           7,235            0.30            0.29
  Third Quarter                                       85,192          18,036          10,640            0.43            0.42
  Fourth Quarter                                      80,920          12,698           7,492            0.31            0.30
                                                    ------------------------------------------------------------------------
                                                    $255,505        $ 54,820        $ 32,344        $   1.33        $   1.29
                                                    ========================================================================

Fiscal Year 1997
  First Quarter                                     $ 38,144        $ 11,095        $  6,547        $   0.27        $   0.26
  Second Quarter                                      37,978          11,026           6,505            0.27            0.26
  Third Quarter                                       36,804           9,899           5,841            0.25            0.24
  Fourth Quarter                                      37,574           8,779           5,180            0.22            0.21
                                                    ------------------------------------------------------------------------
                                                    $150,500        $ 40,799        $ 24,073        $   1.01        $   0.97
                                                    ========================================================================

                                                        Electro Rent Corporation

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Electro Rent Corporation:

We have audited the accompanying consolidated balance sheets of Electro Rent Corporation (a California corporation) and subsidiaries as of May 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended May 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Electro Rent Corporation and subsidiaries as of May 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 1998 in conformity with generally accepted accounting principles.



/s/ ARTHUR ANDERSEN LLP

Arthur Andersen LLP
Los Angeles, California
August 7, 1998

--------------------------------------------------------------------------------

Capital Stock, Shareholders and Cash Dividend Information

The common stock of the Company is quoted on NASDAQ under the symbol ELRC. There were approximately 600 shareholders of record at August 10, 1998. The following table sets forth, for the period shown the high and low closing sale prices in the NASDAQ National Market System as reported by NASDAQ.

                                Fiscal Year 1998                         Fiscal Year 1997
                          ----------------------------             ---------------------------
                            High                Low                 High                Low
==============================================================================================
First Quarter             $14 9/16             $11 5/8             $12 1/2             $10 3/4
Second Quarter             19 1/4               12 13/16            12 3/8              11
Third Quarter              21 1/4               17 1/2              12 5/8              10 3/4
Fourth Quarter             26 1/2               20 1/4              12 7/8              11 1/4



26